FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2017

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, March 27, 2017.

To

Brazilian Securities Commission – CVM

Rua Sete de Setembro, 111

Rio de Janeiro – RJ

Superintendence of Relations with Companies – SEP

GEA 2

Attn.:   Mr. Fernando Soares Vieira

            Mr. Guilherme Rocha Lopes

Re.: Notice No.  111/2017/CVM/SEP/GEA-2 (“Notice”).

Dear Sirs,

We make reference to the content of the abovementioned Notice regarding the news on the process of sale of Via Varejo S.A. (“Via Varejo”) published on the website Infomoney on 03.24.2017 under the heading “Via Varejo`s and Pão de Açúcar`s papers price fall up to 10%; newspaper says that the sale of the Casas Bahia owner was suspended”, whose content, as resquested in the Notice, is transcribed below:

Notice No. 111/2017/CVM/SEP/GEA-2

Rio de Janeiro, March 24, 2017.

To

DANIELA SABBAG

Investor Relations Officer

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Av. Brigadeiro Luís Antônio, 3142 − Jd Paulista

01402-901 − São Paulo − SP

Tel.: (11) 3886-0533   Fax: (11) 3884-2677

E-mail: gpa.ri@gpabr.com

C/C: emissores@bvmf.com.br; ccarajoinas@bvmf.com.br; apereira@bvmf.com.br; nortega@bvmf.com.br

Subject: Request of clarification on news published in the media

Dear Officer,

1         We refer to the news published on the website Infomoney on 03/24/2017, under the heading “Via Varejo’s and Pão de Açúcar’s papers price fall up to 10%; newspaper says that the sale of the Casas Bahia owner was suspended”, which included the following information:

“Via Varejo’s and Pão de Açúcar’s papers price fall up to 10%; newspaper says that the sale of the Casas Bahia owner was suspended

Paula Barra, March 24, 2017 11:59 AM, updated at 1:44 PM

SÃO PAULO - The price of the shares of Via Varejo (VVAR11) and Pão de Açúcar (PCAR4) fell on this Friday (24), with the news that Grupo Pão de Açúcar suspended the sale of control of the company that owns Casas Bahia and Ponto Frio. The information is from the newspaper Valor Econômico.

At 1:41 PM (Brasilia time), Via Varejo’s units were droping 5.93%, to R$ 10.62, after falling 10.27%, to R$ 10.13, in the low of the day. Meanwhile, the shares of Pão de Açúcar dropped 1.38%, to R$ 61.38. At the worst moment of the day, PCAR papers fell 5.45%, to R$ 58.85.

According to a source of Valor, the Grupo Pão de Açúcar no longer has a date for eventual bidders to confirm their interest by presenting a non-binding offer for Via Varejo. The market was hoping that this deadline would end today, reminding that it had already been extended in a week.

According to the newspaper, the groups that showed interest in the company did not present, until the morning of this Friday, a proposal for the company. The expectation of confirmation revolved around Bain Capital, Advent, Lojas Americanas and Alibaba (in partnership with a fund).

Earlier, the Broad column from the newspaper Estado de São Paulo reported that a discomfort between the Casino Group and the Klein family could delay the process of sale of Via Varejo. This is because the French group, which controls the GPA, did not interpret in a positive way the possible interest of the minority partner in the acquisition of Via Varejo, considering that, so far, the Klein insisted that they would use the process to leave the investment.” ( emphasis added)

2         In this regard, we require your manifestation about the veracity of the information contained in the news, especially on the highlighted excerpts, and, if affirmative, we request a manifestation about the measures being taken by the Company in this regard, as well as the reasons why it understood that the matter was not subject to a notice of material fact, under the terms of CVM Rule 358/02.

3         We remind the Company that, in accordance with the guidance contained in the memo OFÍCIO-CIRCULAR/CVM/SEP/Nº01/2017, in the event of information leakage or if the company's papers oscillate untypically, the notice of material fact shall be immediately released, even if the information is about ongoing transactions (not concluded), initial understandings, feasibility studies or even the mere intention to carry out the transaction. In the event that the relevant information escapes management control or there is an atypical oscillation in the trading price or amount of securities issued by the publicly-held company or referenced thereto, the Investor Relations Officer shall inquire persons with access to material acts or facts, in order to verify whether they are aware of information that should be disclosed in the market.

4         Such manifestation shall include a copy of this Notice and be sent via IPE System, category “Notice to the Market”, type “Clarifications on CVM/BOVESPA consultations”. Compliance with this request for manifestation by means of a notice to the market does not exempt the possible determination of responsibility for non-disclosure of material fact in due time, pursuant to the terms of CVM Rule 358/02.

5         We emphasize that, under the terms of art. 3 of CVM Rule 358/02, it is incumbent upon the Investor Relations Officer to disclose and communicate to the CVM and, as the case may be, to the stock exchange and organized over-the-counter market entity in which the securities issued by the company are admitted, any material act or fact occurring or related to its business, as well as to ensure its wide and immediate dissemination, simultaneously in all markets in which such securities are admitted to trading.

6         We also recall the obligation set forth in the sole paragraph of art. 4 of CVM Rule No. 358/02, to inquire the Company’s managers and controlling shareholders, in order to determine whether they would have knowledge of information that should be disclosed to the market.

7         According to the Superintendence of Relations with Companies (SEP), we warn that it will be up to this administrative authority, in the use of its legal attributions and, based on item II, of article 9, of Law No. 6,385/76, and articles 7 and 9 of CVM Rule 452/07, to determine the application of a fine, in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions, for failing to comply with this notice, which is also sent via e-mail, within 1 (one) business day.

8         If you have questions about this Notice, please contact the analyst Paulo Leite, by e-mail phleite@cvm.gov.br.

Regards,

Document electronically signed by Guilherme Rocha Lopes, Manager, on 03/24/2017, 6:28 PM, pursuant to Art. 1º, III, "b", of Law No.11,419/2006.

Companhia Brasileira de Distribuição (“CBD” or “Company”) reaffirms that the process of sale of its stake in Via Varejo is on track, in line with the resolution taken by the Board of Directors on November 23, 2016, and disclosed to the market by notice of material fact of the same date.

As informed in the notice to the market of March 3, 2017, “CBD has not established a schedule to complete the process”, as it is a complex transaction that requires lengthy evaluation by the management of CBD in the best interest of its shareholders and of Via Varejo`s shareholders.

The speculations contained in the news published by Infomoney did not come from the Company – as, indeed, the article itself indicates when reproducing information of other materials without source or based on a “source close to the subject” and “information on the market”.

Such articles supposes that the process could have been suspended,  decelerated or interrupted, and that a decision would have been made “not to receive proposals after misunderstandings between the French partner and Michael Klein”, or “to slow down the process after low demand from bidders”. The diversity of possibilities mentioned in the news reveals its speculative nature.

Finally, regarding the movement of Via Varejo shares’ price in BM&FBovespa, as mentioned by the Infomoney article, the Company informs that it does not have knowledge of any material fact that may justify it. The Company reiterates – notably in view of the constant publication of speculative news about the Via Varejo sale process – that investors should guide their investment decisions exclusively based on the official information disclosed by the Company.

In view of the foregoing, believing that it has clarified the inquiries presented in the Notice, the Company reiterates its commitment to the adequate disclosure of information to the market and makes itself available to this commission to provide any additional clarification that may be deem necessary.

DANIELA SABBAG

Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 27, 2017	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.